Louis A. Brilleman, P.C.
110 Wall Street, 11th Floor
New York, NY 10005-3817
Phone: 212-709-8210
Fax: 212-943-2300

February 1, 2010

VIA EDGAR

Ms. Jenn Do
Staff Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Allied Security Innovations, Inc. (the “Company”) Current Report on Form 8-K filed January 21, 2010 (the “Form 8-K”) File No. 000-26604

Dear Ms. Do:

                This letter is in response to the letter dated January 25, 2010 by the accounting staff of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Form 8-K.  Following are the Company’s responses to the Staff’s comments.

1.     The Company has made revisions to the Form 8-K in accordance with the Staff’s comment.

2.     The Company has made revisions to the Form 8-K in accordance with the Staff’s comment.

3.     The Company has obtained an updated Exhibit 16 letter.

Attached to this letter is the Company’s certification requested by the Staff.  Please contact the undersigned at 212-709-8210 if you need any addition al information.

Very truly yours,

/s/ Louis A. Brilleman

cc:	Michael Pellegrino (Allied Security Innovations, Inc.)

In connection with the response to a comment letter by the staff of the Securities and Exchange Commission dated January 25, 2010, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

January 29, 2010

Allied Security Innovations, Inc.

By:	/s/ Michael Pellegrino
Chief Financial Officer